                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D

                                 (Rule 13d-101)

                           INFORMATION TO BE INCLUDED
                          IN STATEMENTS FILED PURSUANT
                         TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 3)(1)

                        LUND INTERNATIONAL HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share.
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   550 368 104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Ira D. Kleinman
                           c/o Harvest Partners, Inc.
                           280 Park Avenue, 33rd Floor
                            New York, New York 10017
                                 (212) 599-6300
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With Copies To:
                             Philip H. Werner, Esq.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                            New York, New York 10178
                                 (212) 309-6000

                                December 23, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 33 Pages)

         (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                                ----------------------------
CUSIP No.  550368104                  13D           Page   2   of   33     Pages
--------------------                                ----------------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  LIH HOLDINGS, LLC          EIN:  13-3961151
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                  WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                            / /

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                                    0
                       ---------------------------------------------------------
      NUMBER OF           8    SHARED VOTING POWER
       SHARES
    BENEFICIALLY                    3,149,080
      OWNED BY         ---------------------------------------------------------
        EACH              9    SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH                    0
                       ---------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                                    3,149,080
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,149,080
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                 / /
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  49.9%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

                  CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                ----------------------------
CUSIP No.  550368104                  13D           Page   3   of   33     Pages
--------------------                                ----------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   LIH INVESTORS, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                   AF
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   DELAWARE
--------------------------------------------------------------------------------
                         7     SOLE VOTING POWER

                                    0
                      ----------------------------------------------------------
      NUMBER OF          8     SHARED VOTING POWER
       SHARES
    BENEFICIALLY                    3,149,080
      OWNED BY        ----------------------------------------------------------
        EACH             9     SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH                    0
                      ----------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                                    3,149,080
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   3,149,080
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   49.9%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                   PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                ----------------------------
CUSIP No.  550368104                  13D           Page   4   of   33    Pages
--------------------                                ----------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   LIH MANAGEMENT, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                   AF
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   DELAWARE
--------------------------------------------------------------------------------
                         7     SOLE VOTING POWER

                                    0
                      ----------------------------------------------------------
      NUMBER OF          8     SHARED VOTING POWER
       SHARES
    BENEFICIALLY                    3,149,080
      OWNED BY        ----------------------------------------------------------
        EACH             9     SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH                    0
                      ----------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                                    3,149,080
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   3,149,080
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   49.9%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                   PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                ----------------------------
CUSIP No.  550368104                  13D           Page   5   of   33     Pages
--------------------                                ----------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   LIH, INC.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                   AF
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   DELAWARE
--------------------------------------------------------------------------------
                         7     SOLE VOTING POWER

                                    0
                      ----------------------------------------------------------
      NUMBER OF          8     SHARED VOTING POWER
       SHARES
    BENEFICIALLY                    3,149,080
      OWNED BY        ----------------------------------------------------------
        EACH             9     SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH                    0
                      ----------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                                    3,149,080
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   3,149,080
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   49.9%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                   CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                ----------------------------
CUSIP No.  550368104                  13D           Page   6   of   33     Pages
--------------------                                ----------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   LIH HOLDINGS II, LLC                EIN:  13-3979586
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                   WC
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   DELAWARE
--------------------------------------------------------------------------------
                         7     SOLE VOTING POWER

      NUMBER OF                     0
       SHARES         ----------------------------------------------------------
    BENEFICIALLY         8     SHARED VOTING POWER
      OWNED BY
        EACH                        3,149,080
      REPORTING       ----------------------------------------------------------
     PERSON WITH         9     SOLE DISPOSITIVE POWER

                                    0
                      ----------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                                    3,149,080
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   3,149,080
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   49.9%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                   CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                ----------------------------
CUSIP No.  550368104                  13D           Page   7   of   33     Pages
--------------------                                ----------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   LIH INVESTORS II, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                   AF
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   DELAWARE
--------------------------------------------------------------------------------
                         7     SOLE VOTING POWER

      NUMBER OF                     0
       SHARES         ----------------------------------------------------------
    BENEFICIALLY         8     SHARED VOTING POWER
      OWNED BY
        EACH                        3,149,080
      REPORTING       ----------------------------------------------------------
     PERSON WITH         9     SOLE DISPOSITIVE POWER

                                    0
                      ----------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                                    3,149,080
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   3,149,080
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                / /

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   49.9%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                   PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                ----------------------------
CUSIP No.  550368104                  13D           Page   8   of   33    Pages
--------------------                                ----------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   LIH MANAGEMENT II, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                   AF
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   DELAWARE
--------------------------------------------------------------------------------
                         7     SOLE VOTING POWER

      NUMBER OF                     0
       SHARES         ----------------------------------------------------------
    BENEFICIALLY         8     SHARED VOTING POWER
      OWNED BY
        EACH                        3,149,080
      REPORTING       ----------------------------------------------------------
     PERSON WITH         9     SOLE DISPOSITIVE POWER

                                    0
                      ----------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                                    3,149,080
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   3,149,080
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   49.9%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                   PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                ----------------------------
CUSIP No.  550368104                  13D           Page   9   of   33     Pages
--------------------                                ----------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   HARVEST PARTNERS III, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                   AF
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   DELAWARE
--------------------------------------------------------------------------------
                         7     SOLE VOTING POWER

      NUMBER OF                     0
       SHARES         ----------------------------------------------------------
    BENEFICIALLY         8     SHARED VOTING POWER
      OWNED BY
        EACH                        3,149,08
      REPORTING       ----------------------------------------------------------
     PERSON WITH         9     SOLE DISPOSITIVE POWER

                                    0
                      ----------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                                    3,149,080
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   3,149,080
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   49.9%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                   PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                ----------------------------
CUSIP No.  550368104                  13D           Page   10   of   33    Pages
--------------------                                ----------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   HARVEST PARTNERS III BETEILIGUNGSGESELLSCHAFT BURGERLICHEN RECHTS (MIT HAFTUNGSBESCHRANKUNG)
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                   AF
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   GERMANY
--------------------------------------------------------------------------------
                         7     SOLE VOTING POWER

      NUMBER OF                     0
       SHARES         ----------------------------------------------------------
    BENEFICIALLY         8     SHARED VOTING POWER
      OWNED BY
        EACH                        3,149,080
      REPORTING       ----------------------------------------------------------
     PERSON WITH         9     SOLE DISPOSITIVE POWER

                                    0
                      ----------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                                    3,149,080
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   3,149,080
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   49.9%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                   PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                ----------------------------
CUSIP No.  550368104                  13D           Page   11  of   33     Pages
--------------------                                ----------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   HARVEST ASSOCIATES III, LLC
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                   AF
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   DELAWARE
--------------------------------------------------------------------------------
                         7     SOLE VOTING POWER

      NUMBER OF                     0
       SHARES         ----------------------------------------------------------
    BENEFICIALLY         8     SHARED VOTING POWER
      OWNED BY
        EACH                        3,149,080
      REPORTING       ----------------------------------------------------------
     PERSON WITH         9     SOLE DISPOSITIVE POWER

                                    0
                      ----------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                                    3,149,080
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   3,149,080
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   49.9%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                   CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                               -----------------------------
CUSIP No.  550368104                  13D          Page   12   of   33     Pages
--------------------                               -----------------------------


--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    LIH HOLDINGS III, LLC
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

                WC
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                              / /
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
--------------------------------------------------------------------------------
                      7      SOLE VOTING POWER

                                  0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                    3,149,080
        EACH          ----------------------------------------------------------
      REPORTING       9      SOLE DISPOSITIVE POWER
     PERSON WITH
                                  0
                      ----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                                  3,149,080
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 3,149,080
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   / /
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 49.9%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                 CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                ----------------------------
CUSIP No.  550368104                  13D           Page  13   of   33     Pages
--------------------                                ----------------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                LIH INVESTORS III, L.P.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

                AF
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                              / /
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
--------------------------------------------------------------------------------
                          7  SOLE VOTING POWER

     NUMBER OF                    0
       SHARES         ----------------------------------------------------------
    BENEFICIALLY          8  SHARED VOTING POWER
      OWNED BY
        EACH                      3,149,080
      REPORTING       ----------------------------------------------------------
     PERSON WITH          9  SOLE DISPOSITIVE POWER

                                  0
                      ----------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER

                                  3,149,080
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 3,149,080
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   / /
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 49.9%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                 PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                ----------------------------
CUSIP No.  550368104                  13D           Page   14  of   33     Pages
--------------------                                ----------------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    LIH MANAGEMENT III, L.P.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

                AF
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                              / /
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
--------------------------------------------------------------------------------
                      7      SOLE VOTING POWER

     NUMBER OF                    0
       SHARES         ----------------------------------------------------------
    BENEFICIALLY      8      SHARED VOTING POWER
      OWNED BY
        EACH                      3,149,080
      REPORTING       ----------------------------------------------------------
     PERSON WITH      9      SOLE DISPOSITIVE POWER
        EACH
                                  0
                      ----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                                  3,149,080
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 3,149,080
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   / /
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 49.9%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                 PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment (the "Third Amendment") to the Statement on Schedule 13D originally filed on September 18, 1997 (the "Original Statement"), as amended by the First Amendment to the Original Statement filed on November 26, 1997 and by the Second Amendment to the Original Statement filed on January 7, 1998 (as so amended, the "Statement"), amends and restates Items 2 and 5 and amends Items 3, 4, 6 and 7 of the Statement. Capitalized terms used but not defined in this Third Amendment shall have the respective meanings ascribed to them in the Statement.

Item 2.  Identity and Background

         Item 2 as set forth in the Statement is amended and restated to read in its entirety as follows:

         (a) This Statement is being filed by each of the following persons pursuant to Rule 13d-2(a) promulgated by the Securities and Exchange Commission (the "Commission"): (i) LIH Holdings, LLC, a Delaware limited liability company ("LIH Holdings"); (ii) LIH Investors, L.P., a Delaware limited partnership ("LIH Investors"); (iii) LIH Management, L.P., a Delaware limited partnership ("LIH Management"); (iv) LIH, Inc., a Delaware corporation ("LIH, Inc."); (v) LIH Holdings II, LLC, a Delaware limited liability company ("LIH Holdings II"); (vi) LIH Investors II, L.P., a Delaware limited partnership ("LIH Investors II");
(vii) LIH Management II, L.P., a Delaware limited partnership ("LIH Management II"); (viii) Harvest Partners III, L.P., a Delaware limited partnership ("HP III"); (ix) Harvest Partners III Beteiligungsgesellschaft burgerlichen Rechts (mit Haftungsbeschrankung), a German civil law partnership (the "German Fund");
(x) Harvest Associates III, LLC, a Delaware limited liability company ("Harvest Associates III"); (xi) LIH Holdings III, LLC, a Delaware limited liability company ("LIH Holdings III"); (xii) LIH Investors III, L.P., a Delaware limited partnership ("LIH Investors III"); and (xiii) LIH Management III, L.P., a Delaware limited partnership ("LIH Management III" and, collectively with LIH Holdings, LIH Investors, LIH Management, LIH, Inc., LIH Holdings II, LIH Investors II, LIH Management II, HP III, the German Fund, Harvest Associates III, LIH Holdings III and LIH Investors III, the "Reporting Persons").

         LIH Holdings was organized solely for the purpose of acquiring shares of Common Stock of the Company pursuant to the Stock Purchase Agreement (as defined in Item 3) and has not engaged in any business other than in connection with the acquisition of such shares of Common Stock. LIH Investors is an investment partnership that owns a majority of the membership interests of LIH Holdings. LIH Management serves as the general partner of LIH Investors and LIH, Inc. serves as the general partner of LIH Management (and of LIH Management II and LIH Management III).

         LIH Holdings II was organized for the purpose of acquiring the Shares (as defined in Item 3) pursuant to the Investment Agreement (as defined in Item
3) and has not engaged in any business other than in connection with the acquisition of the Shares. LIH Investors II is an investment partnership that owns a minority of the membership interests of LIH Holdings II. LIH Management II serves as the general partner of LIH Investors II. LIH, Inc. serves as the general partner of LIH Management II (and of LIH Management and LIH Management
III). HP III and the German Fund are investment partnerships that, taken together, own a majority of the membership interests in LIH Holdings II. Pursuant to their respective partnership agreements, HP III and the German Fund are generally required to invest on a "parallel" basis--that is, to purchase and sell the same securities (allocated between them on a pro rata basis) at the same time and on the same terms. Harvest Associates III serves as the General Partner of HP III and the Verwaltende Gesellschafter (Administrative Partner) of the German Fund.

         LIH Holdings III recently was organized for the purpose of acquiring the 1998 Shares (as defined below) pursuant to the AVS Investment Agreement (as defined below) and has not engaged in any business other than in connection with the acquisition of the 1998 Shares. LIH Investors III is an investment partnership that owns a minority of the membership interests of LIH Holdings III. LIH Management III serves as the general partner of LIH Investors III. LIH, Inc. serves as the general partner of LIH Management III (and of LIH Management and LIH Management II). HP III and the German Fund, taken together, own a majority of the membership interests in LIH Holdings III.

         (b) The address of the principal offices of each of the Reporting Persons is c/o Harvest Partners, Inc. ("Harvest"), 280 Park Avenue, 33rd Floor, New York, New York 10017.

         (c) Attached as Schedule A is the name and principal occupation (where applicable) of each manager, general partner, executive officer and/or director of each of the Reporting Persons. The business address of each such person is c/o Harvest Partners, Inc., 280 Park Avenue, 33rd Floor, New York, New York 10017. Schedule A is incorporated into and made a part of this Statement on
Schedule 13D.

         (d) During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Considerations

         Item 3 as set forth in the Statement is amended by adding the following language at the end thereof:

         On April 21, 1998, at a meeting of the holders of the Common Stock, approval was obtained for the conversion of the Series A Preferred Stock into shares of Class B-1 Common Stock, which is non-voting. Accordingly, on such date, the 1,493,398 shares of Series A Preferred Stock then held by LIH Holdings II were automatically converted into an equal number of shares of Class B-1 Common Stock.

         LIH Holdings III has entered into an Investment Agreement dated as of December 22, 1998 (the "AVS Investment Agreement") with the Company, BancBoston Capital Inc., a Massachusetts corporation ("BancBoston"), Liberty Mutual Insurance Company, a Massachusetts corporation ("Liberty Mutual"), Massachusetts Mutual Life Insurance Company, a Massachusetts corporation ("MassMutual"), MassMutual Corporate Investors, a Massachusetts business trust ("MMCI"), MassMutual Participation Investors, a Massachusetts business trust ("MMPI"), and MassMutual Corporate Value Partners Limited, a Cayman Islands corporation ("MMCVP"). Each of BancBoston, Liberty Mutual, MassMutual and/or certain of their respective affiliates is a limited partner of HP III.

         On December 23, 1998, pursuant to the terms of the AVS Investment Agreement, LIH Holdings III purchased from the Company 587,787 shares of Common Stock and 179,316.6 shares of Series B Preferred Stock, par value $.01 per share (the "Series B Preferred Stock"; the shares of Common Stock and Series B Preferred Stock purchased by LIH Holdings III under the AVS Investment Agreement being collectively referred to as the "1998 Shares") for an aggregate purchase price of $16,666,667 in cash. LIH Holdings III obtained the funds to pay the purchase price of the 1998 Shares from its working capital.

         The Series B Preferred Stock entitles the holder thereof to cumulative quarterly cash dividends, when, as and if declared by the Company's Board of Directors, at a rate of 15.0 percent of stated value per annum, beginning on April 30, 1999. The Series B Preferred Stock has a stated value of $70.00 per share, may be redeemed by the Company at any time on or after December 29, 2007 and must be redeemed by the Company at the request of a majority of the holders of the shares of Series B Preferred Stock then outstanding given at any time on and after the earliest of: (i) December 29, 2007; (ii) the first date on which any person or group (as such term is defined for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) other than LIH Holdings, LIH Holdings II, LIH Holdings III or any of their respective affiliates or associates owns, beneficially and of record, securities representing at least 50% of the Common Stock, excluding any securities acquired by such person or group from LIH Holdings, LIH Holdings II, LIH Holdings III or any of their respective affiliates or associates (a "Change of Control") and (iii) a merger, consolidation, recapitalization, reorganization or similar transaction in which holders of Common Stock are given the opportunity to receive consideration for their shares. Following the approval of a majority of the holders of the then-outstanding Common Stock present at a meeting called to approve the conversion of shares of Series B Preferred Stock into shares of Common Stock, each share of Series B Preferred Stock may be converted into 10 shares of Common Stock (as adjusted from time to time), in each case at the option of the holder thereof, subject to the terms of the Certificate of Designation, Preferences and Rights of Series B Preferred Stock (the "Series B Preferred Certificate of Designation"). Pursuant to the terms of the AVS Investment Agreement, the Company has undertaken to seek such stockholder approval on or before April 30, 1999. Pursuant to the terms of the Series B Preferred Certificate of Designation, none of LIH Holdings III, any affiliate or associate thereof (including, without limitation, LIH Holdings and LIH Holdings II) or their respective transferees may convert shares of Series B Preferred Stock into shares of Common Stock until the earliest to occur of: (a) September 9, 2000;
(b) the date as of which a Change of Control occurs; (c) the date on which, by the affirmative vote of a majority of the Company's Independent Directors, such conversion is approved; (d) the date of any transfer of shares of Series B Preferred Stock by LIH Holdings III or any of its affiliates or associates (but the conversion right described in this clause (d) shall apply only with respect to the shares transferred) other than any such transfer (A) by LIH Holdings III or any of its affiliates or associates to any person if, immediately after giving effect to such transfer and conversion, the transferee and such transferee's affiliates and associates would hold more than 49% of the outstanding Common Stock, or (B) to LIH Holdings, LIH Holdings II, LIH Holdings III or any of their respective affiliates or associates; and (e) the first date as of which LIH Holdings, LIH Holdings II, LIH Holdings III and their respective affiliates and associates own (beneficially and of record), in the aggregate, more than 50% of the outstanding shares of Common Stock in a transaction that is permitted by, or is effected in accordance with the terms of, the Second Amended and Restated Governance Agreement (as defined below); provided, however, that LIH Holdings III and its affiliates and associates may, at any time after the above-described stockholder approval has been obtained, convert shares of Series B Preferred Stock into Common Stock, at their option, in order to attain or maintain a percentage of outstanding shares of Common Stock held in the aggregate by LIH Holdings, LIH Holdings II, LIH Holdings III and their respective affiliates and associates that does not exceed 49.9%.

         Pursuant to the AVS Investment Agreement, the Company makes certain representations, warranties and covenants and agrees to indemnify LIH Holdings III and its affiliates and associates.

         The foregoing descriptions of the AVS Investment Agreement and the Series B Preferred Stock are qualified in their entirety by reference to the AVS Investment Agreement and the Series B Preferred Certificate of Designation, respectively, copies of which have been filed as exhibits hereto.

Item 4.  Purposes of Transactions

         Item 4 as set forth in the Statement is amended by adding the following language at the end thereof:

         LIH Holdings III has acquired the 1998 Shares in order to provide a portion of the funds required for the consummation by the Company on December 23, 1998, of its purchase, for cash, of all the issued and outstanding shares of capital stock of Auto Ventshade Company ("Auto Ventshade").

         As a condition to the consummation of the transactions contemplated thereby, the AVS Investment Agreement required that the Amended and Restated Governance Agreement be further amended and restated (as so further amended and restated, the "Second Amended and Restated Governance Agreement"). Accordingly, LIH Holdings, LIH Holdings II and LIH Holdings III (collectively, the "LIH Parties") and the Company have entered into such Second Amended and Restated Governance Agreement, which became effective upon the closing under the AVS Investment Agreement and replaces in its entirety the Amended and Restated Governance Agreement which is of no further force and effect.

         Pursuant to the Second Amended and Restated Governance Agreement, each of the LIH Parties severally agrees that until the Standstill Termination Date (September 9, 2000) it will not take any action or omit to take any action to allow the aggregate number of voting securities of the Company beneficially owned (as determined pursuant to Section 13d-3 of the Securities Exchange Act of 1934, as amended) by the LIH Parties and their affiliates and associates to exceed 3,306,792 shares of Common Stock (or 3,149,080 shares, if the closing under the SB Investment Agreement (as defined below) does not occur), which number shall increase to include the number of shares of Common Stock into which the Class B-1 Common Stock and the Series B Preferred Stock is convertible, once the Class B-1 Common Stock and the Series B Preferred Stock is converted (as adjusted for stock dividends, splits, recombinations and the like) (the "Permitted Shares"), except for: (i) the acquisition of voting securities from the Company which has been approved by the vote of a majority of the Company's Independent Directors; and (ii) the acquisition of voting securities pursuant to a tender or exchange offer made by any LIH Party for all voting securities not owned by it after a third party (other than the Company) has made a bona fide tender or exchange offer to purchase 50% or more of the Company's voting securities. In addition, until the Standstill Termination Date, each of the LIH Parties severally agrees that it will not: (i) initiate, propose, make, or in any way participate in, directly or indirectly, any "solicitation" of "proxies" to vote, or seek to influence any person with respect to the voting of, any voting securities, or become a "participant" in a "solicitation" or "election contest" (as such terms are defined or used in Regulation 14A under the Exchange Act, as in effect on the date of the Second Amended and Restated Governance Agreement), in any election contest with respect to the election or removal of the Company's Independent Directors proposed in accordance with the Second Amended and Restated Governance Agreement; or (ii) other than as contemplated by
Section 1.01(a) of the Second Amended and Restated Governance Agreement, solicit, offer or propose to any person any form of merger with the Company, any tender or exchange offer for securities of the Company, or any sale or liquidation of the Company's assets.

         Pursuant to the Second Amended and Restated Governance Agreement, the Company and the LIH Parties agree that the Company's Board of Directors will consist of seven directors, including (i) one director designated by LIH Holdings, (ii) one director designated by LIH Holdings II, (iii) four Independent Directors and (iv) the Company's Chief Executive Officer. At any time when the LIH Parties and their respective affiliates and associates own less than 50% of the shares of Common Stock purchased by LIH Holdings on the closing date under the Stock Purchase Agreement, each of LIH Holdings and LIH Holdings II will lose its right to designate a director. The Second Amended and Restated Governance Agreement provides that until the Standstill

Termination Date, each of the LIH Parties will vote its securities of the Company for the election of the two Independent Directors proposed by the Independent Director Nominating Committee.

         Pursuant to the Second Amended and Restated Governance Agreement, LIH Holdings II has assigned its rights to designate an LIH Holdings II representative on the Board of Directors to HP III, which holds a majority of the membership interests in LIH Holdings II. The Company also agrees, acting through its Board of Directors in a manner consistent with its fiduciary obligations and the Second Amended and Restated Governance Agreement, to grant to LIH Holdings II such additional management rights as may be necessary to allow HP III to continue to qualify as a "venture capital operating company" within the meaning of Section 2510.3-101 of the plan asset regulations promulgated by the United States Department of Labor.

         The Second Amended and Restated Governance Agreement also provides that until the first to occur of: (a) the Standstill Termination Date, (b) the aggregate number of shares of Common Stock beneficially owned by the LIH Parties and their respective affiliates and associates is less than 50% of the Permitted Shares, or (c) the voting power in the general election of directors of all voting securities then beneficially owned by the LIH Parties and their respective affiliates or associates decreasing to 5% or less of the total combined voting power in the general election of directors of all voting securities then outstanding, the Company may not take identified corporate actions without the affirmation vote of a majority of the Company's Board of Directors, which majority includes the director designated by LIH Holdings II. These actions are: (i) any amendment to the Certificate of Incorporation or By-Laws of the Company; (ii) any reclassification, combination, split, subdivision, redemption, purchase or other acquisition, directly or indirectly, or any debt or equity security of the Company or any subsidiary; (iii) any sale, lease, transfer or other disposition (other than in the ordinary course of business and other than to the Company or another wholly-owned subsidiary), in one or more related transactions, of the assets of the Company or any subsidiary the book value of which assets exceeds 2% of the consolidated assets of the Company and its subsidiaries; (iv) any merger, consolidation, liquidation or dissolution of the Company or any subsidiary, other than with or into the Company or another wholly-owned subsidiary; (v) any acquisition of any other business; (vi) any investment by the Company or any subsidiary in or loans, advances or extensions of credit by the Company or any subsidiary to, any Person (other than Excepted Investments and Loans), which together with all such other investments, loans and advances at the time owned by the Company and its subsidiaries (exclusive of the Excepted Investments and Loans) would exceed an amount equal to 2% of consolidated assets; (vii) any acquisition by the Company or any subsidiary of assets, other than investment or loan assets, not in the ordinary course of business; (viii) the issuance or sale of any capital stock of the Company or any subsidiary, other than (a) issuances of capital stock of the Company authorized for issuance pursuant to stock plans or agreements in effect at the date of the original Governance Agreement, and (b) the issuance of shares of capital stock of the Company or any subsidiary, in one or more related transactions, the amount of which does not exceed at the date of issuance or sale of such shares (or the date of issuance or grant of any related right to acquire such shares) in excess of 2% of the outstanding shares of capital stock of such class; (ix) any declaration or payment of any dividend or distribution with respect to shares of the Company's capital stock; (x) any incurrence, assumption or issuance by the Company or its subsidiaries of any indebtedness for money borrowed, not in the ordinary course of business, if, immediately after giving effect thereto and the application of proceeds therefrom, the aggregate amount of such indebtedness of the Company and its subsidiaries would exceed $5,000,000 and (xi) the establishment of, or continued existence of, any committee of the Company's Board of Directors with the power to approve any of the foregoing.

         The Second Amended and Restated Governance Agreement also provides that the Company may not take any action with respect to a Stockholder Interested Transaction (as defined below) unless such transaction has been approved by a majority of the Independent Directors. A "Stockholder Interested Transaction" is defined to mean any transaction with the Company, on the one hand, and any of the LIH Parties or their respective affiliates or associates, on the other hand, or relating to the Second Amended and Restated Governance Agreement, including, without limitation, any amendment, modification or waiver of the Second Amended and Restated Governance Agreement.

         The foregoing description of the Second Amended and Restated Governance Agreement is qualified in its entirety by reference to such agreement, a copy of which has been filed as an exhibit hereto.

         Subject to the terms and provisions of the Second Amended and Restated Governance Agreement, each of the Reporting Persons reserves the right to acquire, as it deems appropriate, additional shares of Common Stock, through open market and privately negotiated transactions, by tender offer or otherwise, and to seek control of the Company. Subject to the terms and provisions of the Rights Agreement (as defined below), each of LIH Holdings, LIH Holdings II and LIH Holdings III also reserves the right to dispose of some or all of its shares of Common Stock, and, in the case of LIH Holdings II, Class B-1 Common Stock, and, in the case of LIH Holdings III, Series B Preferred Stock, in the open market or in privately negotiated transactions with third parties or otherwise.

         Each of LIH Holdings, LIH Holdings II and LIH Holdings III anticipates that, from time to time, it, directly through directors that it designates for election to the Company's Board of Directors or through affiliates or associates, including Harvest, may identify to the Company businesses to be considered for acquisition by the Company that are related or complementary to the Company's current lines of business. In that connection, each of LIH Holdings, LIH Holdings II and LIH Holdings III also may propose, propose to arrange, or identify to the Company sources of equity or debt financing.

         Other than as set forth in the Statement as amended by this Third Amendment, in the Second Amended and Restated Governance Agreement, in the AVS Investment Agreement, in the Rights Agreement, in the Services Agreement and in the SB Investment Agreement, none of the Reporting Persons has any current plans or proposals which relate to or would result in any of the results specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         Item 5 as set forth in the Statement is amended and restated in its entirety to read as follows:

         (a) In the aggregate, the Reporting Persons beneficially own 3,149,080 shares of Common Stock, representing approximately 49.9% of the issued and outstanding shares of Common Stock. LIH Holdings directly beneficially owns 1,686,893 shares of Common Stock, representing approximately 26.7% of the issued and outstanding shares of Common Stock. LIH Holdings II directly beneficially owns 874,400 shares of Common Stock, representing approximately 13.9% of the issued and outstanding shares of Common Stock. LIH Holdings III directly beneficially owns 587,787 shares of Common Stock, representing approximately 9.3% of the issued and outstanding shares of Common Stock. The percentage ownership of LIH Holdings, LIH Holdings II and LIH Holdings III in the Company's Common Stock is based on 6,310,782 issued and outstanding shares of Common Stock as represented by the Company to LIH Holdings III in the AVS Investment Agreement. As disclosed on the respective Statements of Beneficial Ownership of Securities on Form 3 filed with the Commission on September 18, 1997, each of Harvey J. Wertheim and Ira D. Kleinman, directors of the Company, has been granted options to purchase 2,000 shares of Common Stock (which are not included in the beneficial ownership reported by the Reporting Persons).

         As described in Item 2, LIH Investors, LIH Management and LIH, Inc. may each be deemed to control, directly or indirectly, LIH Holdings. Therefore, each of LIH Investors, LIH Management and LIH, Inc. may be deemed to have the power to direct the vote or disposition of the shares of Common Stock directly beneficially owned by LIH Holdings and, accordingly, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "1934 Act"), to beneficially own the shares of Common Stock held by LIH Holdings.

         As described in Item 2, the German Fund and HP III together own a majority interest in LIH Holdings II and LIH Holdings III, and Harvest Associates III is the General Partner of HP III and the Administrative Partner of the German Fund. Additionally, pursuant to their respective partnership agreements, HP III and the German Fund are generally required to invest on a "parallel" basis--that is, to purchase and sell the same securities (allocated between them on a pro rata basis) at the same time and on the same terms. Therefore, any of the German Fund, HP III and Harvest Associates III may be deemed to have the power to direct the vote or disposition of the shares of Common Stock directly beneficially owned by LIH Holdings II and LIH Holdings III and, accordingly, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3 under the 1934 Act, to beneficially own the shares of Common Stock held by LIH Holdings II and LIH Holdings III.

         As disclosed on Schedule A, certain of the principals of LIH, Inc. and Harvest Associates III are the same individuals. The officers and directors of LIH, Inc. (Messrs. Mallement, Wertheim, Kane and Kleinman) constitute four of the five principals of Harvest Associates III. Therefore, the Reporting Persons could be deemed to be under common control. In addition, it is anticipated that LIH Holdings, LIH Holdings II and LIH Holdings III will exercise their voting rights with respect to the Company in a consistent manner and that any disposition of Common Stock held by any of them will be made by all of them on a pro rata basis. Therefore, each of the Reporting Persons may be deemed to have the power to direct the vote or disposition of the shares of Common Stock directly beneficially owned by each of LIH Holdings, LIH Holdings II and LIH Holdings III and, accordingly, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3 of the 1934 Act, to beneficially own all the shares of Common Stock held by LIH Holdings, LIH Holdings II and LIH Holdings III.

         (b) The responses of the Reporting Persons to Items (7) through (11) of the portions of pages 2 through 14 hereto which relate to shares of Common Stock beneficially owned are incorporated herein by reference.

         (c) Except as set forth in Item 3 and pursuant to the AVS Investment Agreement, there have been no transactions in the shares of Common Stock during the past sixty days by any Reporting Person or any other person listed on Schedule A.

         (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by LIH Holdings, LIH Holdings II or LIH Holdings III other than LIH Holdings, LIH Holdings II or LIH Holdings III, respectively (and control persons thereof, as described herein).

         (e) Not applicable.

         Except as described in this Item 5, none of the persons listed on Schedule A beneficially own any shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 as set forth in the Statement is amended by deleting the last two paragraphs thereof and adding the following language at the end thereof:

         As a condition to the closing of the transactions contemplated by the AVS Investment Agreement, LIH Holdings III, the other purchasers of Common Stock and Series B Preferred Stock under the AVS Investment Agreement, LIH Holdings, LIH Holdings II, National City Venture Corporation, a Delaware corporation ("NCVC"), and the Company have entered into a Rights Agreement dated as of December 22, 1998 (the "Rights Agreement"). A summary of certain provisions contained in the Rights Agreement is set forth below:

         a) Long-Form Demand Registrations. At any time after September 9, 2000, if the holders party to the Rights Agreement so request, the Company must use its best efforts to effect the registration of all Common Stock which all holders party to the Rights Agreement request to be registered, pro rata with the other holders party to the Rights Agreement. At its option, the Company may also register any shares of Common Stock which it desires to register, but priority will be given to the holders party to the Rights Agreement if the underwriter determines that market factors require a limitation on the number of shares to be sold. The Company is obligated to effect, in the aggregate, five long-form demand registrations, of which the LIH Parties are entitled to request one such registration, BancBoston is entitled to request one such registration, Liberty Mutual is entitled to request one such registration and MassMutual, MMCI, MMPI, MMCVP and NCVC (taken together) are entitled to request two such registrations. However, the Company will not be obligated to effect any long-form demand registration unless the requesting party(ies) request the registration of at least 450,000 shares of Common Stock (which number of shares will be appropriately adjusted for any stock splits and the like).

         b) Short-Form Demand Registrations. The Company is obligated to effect an unlimited number of short-form demand registrations on Form S-3 or any similar or successor form at the request of holders party to the Rights Agreement and who hold the requisite amount of Common Stock on a fully-diluted basis. However, the Company will not be obligated to effect any short-form registration unless the requesting party(ies) request the registration of at least 200,000 shares of Common Stock (which number of shares will be appropriately adjusted for any stock splits and the like). In addition, the Company will not be required to effect more than two short-form demand registrations in any rolling 12-month period.

         c) Piggy-back Registration. If the Company proposes to register any of its securities (or register its securities for any other person that is not a party to the Rights Agreement) in connection with the public offering of such securities, the Company must provide each holder of registrable Common Stock which is party to the Rights Agreement with written notice thereof. Upon the written request of any such holder given within 30 days after the receipt of such notice, the Company will use its best efforts to register all the shares of Common Stock that such holder requests to be registered; provided, however, that the shares which the Company proposes to sell will be given priority over the shares of Common Stock owned by the parties to the Rights Agreement if the underwriter determines that market factors require a limitation on the number of shares to be sold.

         d) Payment of Expenses. All expenses incurred in connection with any registration covered by the Rights Agreement will be borne by the Company, including the fees of one counsel for the parties to the Rights Agreement participating in the offering; provided, however, that if LIH Holdings, LIH Holdings II or LIH Holdings III has requested a long-form or short-form demand registration, it will pay the expenses associated with any special audit required in connection therewith.

         e) Transfer Restrictions. Each of LIH Holdings, LIH Holdings II, LIH Holdings III and the other holders party to the Rights Agreement have agreed, severally and not jointly, not to transfer any shares of Common Stock or other equity securities of the Company for a period of 180 days from the closing date (as defined in the SB Investment Agreement) or if the closing under the SB Investment Agreement does not occur, within 180 days from September 23, 1998, other than transfers (i) pursuant to transactions which constitute a "sale of the company" or (ii) to a "permitted transferee" (generally speaking, an affiliate or other related person) of such holder which has become a party to the Rights Agreement.

         f) Rights of Inclusion. For so long as each of LIH Holdings, LIH Holdings II, LIH Holdings III and each of their respective permitted transferees collectively own at least 20% of the shares of Common Stock (on a fully-diluted basis) owned by LIH Holdings, LIH Holdings II and LIH Holdings III on the first day of the 180-day period described in paragraph
     (e) above, the other holders party to the Rights Agreement (and their respective permitted transferees who have become parties to the Rights Agreement) will have the right to participate, pro rata and on the same terms and conditions, in any sale to any third party of shares of Common Stock, Class B-1 Common Stock or Series B Preferred Stock by LIH Holdings, LIH Holdings II, LIH Holdings III or any of their respective permitted transferees; provided, however, that this "tag-along" right will not apply to transfers by LIH Holdings, LIH Holdings II, LIH Holdings III or their respective permitted transferees (i) to a permitted transferee thereof,
     (ii) pursuant to a demand registration or a piggy-back registration or
     (iii) which, in the aggregate with other transfers (other than transfers described in clauses (i) and (ii) above or transfers as to which this "tag-along" right applies), comprise less than 20% of the shares of Common Stock owned by LIH Holdings, LIH Holdings II and LIH Holdings III (on a fully-diluted basis) on the first day of the 180-day period described in paragraph (e) above.

         LIH Holdings III has entered into an Investment Agreement dated December 22, 1998 (the "SB Investment Agreement") with the Company, BancBoston, Liberty Mutual, MassMutual, MMCI, MMPI and MMCVP in connection with the proposed acquisition by the Company of all the outstanding capital stock of SmittyBilt, Inc. ("SmittyBilt"). The SB Investment Agreement provides for the purchase by LIH Holdings III of 157,712 shares of Common Stock and 31,847.8 shares of Series B Preferred Stock for an aggregate purchase price of $3,333,333. The closing under the SB Investment Agreement is conditioned upon the execution of a satisfactory acquisition agreement between the Company and the current stockholders of SmittyBilt. Pursuant to the SB Investment Agreement, the Company makes certain representations, warranties and covenants and agrees to indemnify LIH Holdings III and its affiliates and associates.

         Pursuant to the Services Agreement, the Company has (i) paid to Harvest fees of $1,337,500, plus reimbursement of expenses, for its services in connection with Company's acquisition of Auto Ventshade and (ii) has agreed to pay to Harvest $360,000, plus expenses, for its services in connection with the Company's proposed acquisition of SmittyBilt, contingent upon the closing of such acquisition.

         Except as otherwise disclosed in the Statement as amended by this Third Amendment, none of the Reporting Persons, nor, to the best of their knowledge, any persons listed on Schedule A hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the securities of the Company.

         Other than the Stock Purchase Agreement, the Investment Agreement, the Second Amended and Restated Governance Agreement, the Services Agreement, the AVS Investment Agreement, the Rights

Agreement and the SB Investment Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Materials to Be Filed as Exhibits

The Governance Agreement dated as of September 9, 1997 between LIH Holdings and the Company (formerly Exhibit F) and the Amended and Restated Governance Agreement dated as of November 25, 1997 among LIH Holdings, LIH Holdings II, HP III, and the Company (formerly Exhibit H) have been superseded by the Second Amended and Restated Governance Agreement dated as of December 22, 1998 (Exhibit
K).

         The following materials are filed as Exhibits to the Statement, as amended by this Third Amendment:

A. Information with respect to officers and directors of LIH Holdings, LLC*+

B.       Information with respect to Partners of LIH Investors, L.P.*+

C.       Information with respect to Partners of LIH Management, L.P.*+

D.       Information with respect to officers and directors of LIH, Inc.*+

E. Stock Purchase Agreement dated as of September 9, 1997 by and among LIH Holdings, LLC, Allan W. Lund, the Lund Family Limited Partnership, the Lois and Allan Lund Family Foundation and certain Lund Family Members.*

F. Services Agreement dated as of September 9, 1997 between Harvest Partners, Inc. and Lund International Holdings, Inc.*

G. Investment Agreement dated as of November 25, 1997 between LIH Holdings II, LLC and Lund International Holdings, Inc.*

H.       Series A Preferred Stock Certificate of Designation.*

I.       Class B-1 Common Stock Certificate of Designation.*

J. Investment Agreement dated as of December 22, 1998 among LIH Holdings III, LLC, BancBoston Capital Inc., Liberty Mutual Insurance Company, Massachusetts Mutual Life Insurance Company, MassMutual Corporate Investors, MassMutual Participation Investors, MassMutual Corporate Value Partners Limited and Lund International Holdings, Inc. (the AVS Investment Agreement).

K. Second Amended and Restated Governance Agreement dated as of December 22, 1998 among LIH Holdings, LLC, LIH Holdings II, LLC, LIH Holdings III, LLC, Harvest Partners III, L.P. and Lund International Holdings, Inc.

L. Rights Agreement dated as of December 22, 1998 among Lund International Holdings, Inc. and the participating stockholders party thereto.

M.       Series B Preferred Stock Certificate of Designation.

N. Investment Agreement dated as of December 22, 1998 among LIH Holdings III, LLC, BancBoston Capital Inc., Liberty Mutual Insurance Company, Massachusetts Mutual Life Insurance Company, MassMutual Corporate Investors, MassMutual Participation Investors, MassMutual Corporate Value Partners Limited and Lund International Holdings, Inc. (the SB Investment Agreement).


----------------
         * Previously filed
         + Superseded by Schedule A

                                    SIGNATURE


                  After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Third Amendment with respect to the undersigned is true, complete and correct and each of the undersigned agrees that this Third Amendment may be filed jointly.

Dated:  December   , 1998
                ---
                           LIH Holdings, LLC


                           By:  /s/ Harvey J. Wertheim
                                ------------------------------------
                                Name:  Harvey J. Wertheim
                                Title:  Manager


                           LIH Investors, L.P.

                           By:  LIH Management, L.P.,
                                     its General Partner

                           By:  LIH, Inc.
                                     its General Partner


                           By:  /s/ Harvey J. Wertheim
                                ------------------------------------
                                Name:  Harvey J. Wertheim
                                Title:  Chairman and Chief Executive Officer


                           LIH Management, L.P.

                           By:  LIH, Inc.,
                                     its General Partner


                           By:  /s/ Harvey J. Wertheim
                                ------------------------------------
                                Name:  Harvey J. Wertheim
                                Title:  Chairman and Chief Executive Officer


                           LIH, Inc.


                           By:  /s/ Harvey J. Wertheim
                                ------------------------------------
                                Name:  Harvey J. Wertheim
                                Title:  Chairman and Chief Executive Officer

                           LIH Holdings II, LLC


                           By:  /s/ Ira D. Kleinman
                                ------------------------------------
                                Name:  Ira D. Kleinman
                                Title:  Authorized Person


                           LIH Investors II, L.P.

                           By:  LIH Management II, L.P.,
                                     its General Partner

                           By:  LIH, Inc.,
                                     its General Partner


                           By:  /s/ Harvey J. Wertheim
                                ------------------------------------
                                Name:  Harvey J. Wertheim
                                Title:  Chairman and Chief Executive Officer


                           LIH Management II, L.P.

                           By:  LIH, Inc.,
                                     its General Partner


                           By:  /s/ Harvey J. Wertheim
                                ------------------------------------
                                Name:  Harvey J. Wertheim
                                Title:  Chairman and Chief Executive Officer


                           Harvest Partners III, L.P.

                           By:  Harvest Associates III, LLC,
                                     its General Partner


                           By:  /s/ Harvey J. Wertheim
                                ------------------------------------
                                Name:  Harvey J. Wertheim
                                Title:  Manager

                           Harvest Partners III Beteiligungsgesellschaft
                                burgerlichen Rechts (mit Haftungsbeschrankung)

                           By:  Harvest Associates III, LLC,
                           its Administrative Partner


                           By:  /s/ Harvey J. Wertheim
                                ------------------------------------
                                Name:  Harvey J. Wertheim
                                Title:  Manager


                           Harvest Associates III, LLC


                           By:  /s/ Harvey J. Wertheim
                                ------------------------------------
                                Name:  Harvey J. Wertheim
                                Title:  Manager


                           LIH Holdings III, LLC


                           By:  /s/ Ira D. Kleinman
                                ------------------------------------
                                Name: Ira D.  Kleinman
                                Title:  Authorized Person


                           LIH Investors III, L.P.

                           By:  LIH Management III, L.P.,
                                     its General Partner

                           By:  LIH, Inc.,
                                     its General Partner


                           By:  /s/ Harvey J. Wertheim
                                ------------------------------------
                                Name:  Harvey J. Wertheim
                                Title:  Chairman and Chief Executive Officer

                           LIH Management III, L.P.

                           By:  LIH, Inc.,
                                     its General Partner


                           By:  /s/ Harvey J. Wertheim
                                ------------------------------------
                                Name:  Harvey J. Wertheim
                                Title:  Chairman and Chief Executive Officer

                                                                      SCHEDULE A


                                LIH HOLDINGS, LLC

Name                          Position                         Principal Occupation
-----------------------------------------------------------------------------------------
Harvey J. Wertheim       Manager and President        Managing General Partner of Harvest
                                                      Partners, Inc., a private equity
                                                      investment firm ("Harvest")

Ira D. Kleinman          Manager and Secretary        General Partner of Harvest

William J. Kane          Manager and Treasurer        General Partner of Harvest

                               LIH INVESTORS, L.P.

The General Partner of LIH Investors, L.P. is LIH Management, L.P., a Delaware limited partnership.


                              LIH MANAGEMENT, L.P.

The General Partner of LIH Management, L.P. is LIH, Inc., a Delaware corporation.


                                    LIH, INC.

Name                        Position                                 Principal Occupation
--------------------------------------------------------------------------------------------------------
Harvey P. Mallement         Director and President                   Managing General Partner of Harvest

Harvey J. Wertheim          Director, Chairman and                   Managing General Partner of Harvest
                            Chief Executive Officer

Ira D. Kleinman             Secretary and Assistant Treasurer        General Partner of Harvest

William J. Kane             Treasurer and Assistant Secretary        General Partner of Harvest


                              LIH HOLDINGS II, LLC

The Manager of LIH Holdings II, LLC is Harvest Partners III, L.P., a Delaware limited partnership.


                             LIH INVESTORS II, L.P.

The General Partner of LIH Investors II, L.P. is LIH Management II, L.P., a Delaware limited partnership.

                             LIH MANAGEMENT II, L.P.

The General Partner of LIH Management II, L.P. is LIH, Inc., a Delaware corporation.


                           HARVEST PARTNERS III, L.P.

The General Partner of Harvest Partners III, L.P. is Harvest Associates III, LLC, a Delaware limited liability company.


        HARVEST PARTNERS III BETEILIGUNGSGESELLSCHAFT BURGERLICHEN RECHTS
                           (MIT HAFTUNGSBESCHRANKUNG)

The Administrative Partner of Harvest Partners III Beteiligungsgesellschaft burgerlichen Rechts (mit Haftungsbeschrankung) is Harvest Associates III, LLC, a Delaware limited liability company.


                          HARVEST ASSOCIATES III, LLC

Name                     Position       Principal Occupation
--------------------------------------------------------------------------------
Harvey J. Wertheim       Manager        Managing General Partner of Harvest

Harvey P. Mallement      Manager        Managing General Partner of Harvest


                              LIH HOLDINGS III, LLC

The Manager of LIH Holdings III, LLC is Harvest Partners III, L.P., a Delaware limited partnership.


                              LIH INVESTORS III, L.P.

The General Partner of LIH Investors III, L.P. is LIH Management III, L.P., a Delaware limited partnership.


                              LIH MANAGEMENT III, L.P.

The General Partner of LIH Management III, L.P. is LIH, Inc., a Delaware corporation.

                                  EXHIBIT INDEX

         The Governance Agreement dated as of September 9, 1997 between LIH Holdings and the Company (formerly Exhibit F) and the Amended and Restated Governance Agreement dated as of November 25, 1997 among LIH Holdings, LIH Holdings II, HP III, and the Company (formerly Exhibit H) have been superseded by the Second Amended and Restated Governance Agreement dated as of December 22, 1998 (Exhibit K).

         The following materials are filed as Exhibits to the Statement, as amended by this Third Amendment:

A. Information with respect to officers and directors of LIH Holdings, LLC*+

B.       Information with respect to Partners of LIH Investors, L.P.*+

C.       Information with respect to Partners of LIH Management, L.P.*+

D.       Information with respect to officers and directors of LIH, Inc.*+

E. Stock Purchase Agreement dated as of September 9, 1997 by and among LIH Holdings, LLC, Allan W. Lund, the Lund Family Limited Partnership, the Lois and Allan Lund Family Foundation and certain Lund Family Members.*

F. Services Agreement dated as of September 9, 1997 between Harvest Partners, Inc. and Lund International Holdings, Inc.*

G. Investment Agreement dated as of November 25, 1997 between LIH Holdings II, LLC and Lund International Holdings, Inc.*

H.       Series A Preferred Stock Certificate of Designation.*

I.       Class B-1 Common Stock Certificate of Designation.*

J. Investment Agreement dated as of December 22, 1998 among LIH Holdings III, LLC, BancBoston Capital Inc., Liberty Mutual Insurance Company, Massachusetts Mutual Life Insurance Company, MassMutual Corporate Investors, MassMutual Participation Investors, MassMutual Corporate Value Partners Limited and Lund International Holdings, Inc. (the AVS Investment Agreement).

K. Second Amended and Restated Governance Agreement dated as of December 22, 1998 among LIH Holdings, LLC, LIH Holdings II, LLC, LIH Holdings III, LLC, Harvest Partners III, L.P. and Lund International Holdings, Inc.

L. Rights Agreement dated as of December 22, 1998 among Lund International Holdings, Inc. and the participating stockholders party thereto.

M.       Series B Preferred Stock Certificate of Designation.

N. Investment Agreement dated as of December 22, 1998 among LIH Holdings III, LLC, BancBoston Capital Inc., Liberty Mutual Insurance Company, Massachusetts Mutual Life Insurance Company,

         MassMutual Corporate Investors, MassMutual Participation Investors, MassMutual Corporate Value Partners Limited and Lund International Holdings, Inc. (the SB Investment Agreement).


----------------
         * Previously filed
         + Superseded by Schedule A